June 27, 2014	Maureen A. Meredith
T +1 617 951 7239
maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (formerly Managers AMG Funds) (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 118 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on May 1, 2014, relating to AMG Systematic Large Cap Value Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1.          Comment:  The Staff notes that certain material information was omitted from Post-Effective Amendment No. 118. Please confirm all information will be filed with the SEC in the post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

             Response:  The Trust confirms that all outstanding information will be filed with the SEC in the 485(b) Amendment.

2.          Comment:  Please review the Staff’s comments to recent filings for other funds in the AMG fund complex and incorporate any applicable disclosure changes made in response to those comments into the 485(b) Amendment.

             Response:  The Trust has reviewed the Staff’s comments to recent filings for other funds in the AMG fund complex and the disclosure changes made by the Trust in other filings in response thereto and has incorporated applicable disclosure changes made in such other filings into the 485(b) Amendment.

Prospectus

3.          Comment:  The footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement provides as follows: “The contractual expense limitation may only be terminated in the event the Investment Manager ceases to be the investment manager of the Fund or by mutual agreement between the Investment Manager and the AMG Funds Board of Trustees; provided, however, that no such termination shall affect the obligation (including the amount of the obligation) of the Trust, on behalf of the Fund, to repay amounts previously paid, waived or reimbursed by the Investment Manager with respect to periods prior to the date of such termination.” Please revise this disclosure in light of the Staff’s position that expenses cannot be recouped after an adviser ceases to provide investment advisory services to a fund or explain why this provision is appropriate.

             Response:  The Trust believes that if the Trust, on behalf of the Fund, repaid amounts previously paid, waived or reimbursed by AMG Funds LLC (the “Investment Manager”) at a time when the Investment Manager no longer served as the Fund’s investment manager, such recoupment payments would be made in consideration for services rendered while the Investment Manager served as the Fund’s investment manager and therefore would be appropriate. Nevertheless, the Trust has revised the Expense Limitation and Recoupment Agreement and the related disclosure in the Registration Statement in light of the Staff’s position. Consistent with the revised Expense Limitation and Recoupment Agreement, the disclosure in the Registration Statement has been revised (i) to remove the proviso that a termination of the agreement shall not affect the obligation (including the amount of the obligation) of the Trust, on behalf of the Fund, to repay amounts previously paid, waived or reimbursed by the Investment Manager with respect to periods prior to the date of such termination, and (ii) to provide that the contractual expense limitation may only be terminated in the event the Investment Manager or a successor ceases to be the investment manager of the Fund or a successor fund, by mutual agreement between the Investment Manager and the AMG Funds Board of Trustees or in the event of the Fund’s liquidation unless the Fund is reorganized or is a party to a merger in which the surviving entity is successor to the accounting and performance information of the Fund.

4.          Comment:  The Staff notes that the footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement is quite long. Please consider shortening the referenced disclosure to be consistent with “plain English” principles as codified in Rule 421(d) under the 1933 Act, and as described in SEC Release No. 33-7497.

             Response:  The requested change has been made.

5.          Comment:  The Staff notes that the footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement states that “AMG Funds LLC (the “Investment Manager”) has contractually agreed, through at least July 1, 2015, to waive investment management fees (but not below zero)….” The Staff notes that the italicized parenthetical seems unnecessary. Please explain a time when investment management fees would be below zero.

             Response:  The Trust submits that the above-referenced parenthetical is intended to make clear that investment management fees would not be waived below zero. The Trust has removed the parenthetical in light of the Staff’s view that is unnecessary.

6.          Comment:  Under “Summary of the Fund – Expense Example,” please consider revising the lead-in paragraph to state that “[t]he Example includes the Fund’s contractual expense limitation…” as opposed to that “[t]he Example reflects the impact of the Fund’s contractual expense limitation…,” consistent with “plain English” principles as codified in Rule 421(d) under the 1933 Act, and as described in SEC Release No. 33-7497.

             Response:  The requested change has been made.

7.          Comment:  Please confirm that the impact of the Fund’s Expense Limitation and Recoupment Agreement is only reflected in the 1-year expenses.

             Response:  The Trust confirms the impact of the Fund’s Expense Limitation and Recoupment Agreement is only reflected in the 1-year expenses.

8.          Comment:  The Staff notes that the principal investment strategies disclosure states that “[t]he Fund generally considers a security to be a large-capitalization security if, at the time of purchase, its market capitalization is within the range of capitalizations of companies in the Russell 1000® Index.” The Staff further notes that the lower end of the market capitalization range for the Russell

1000 Index is $1 billion, which the Staff considers low for a large-cap fund. Please either raise the lower limit to something more appropriate for a large-cap fund (e.g., $5 billion) or change the Fund’s name.

             Response:  The Trust respectfully submits that the Fund’s definition of large-capitalization securities is appropriate. The SEC’s Frequently Asked Questions about Rule 35d-1 provide that “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” See Frequently Asked Questions about Rule 35d-1, Question 6 (available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm). The Russell 1000 Index represents the large-cap segment of the U.S. equity universe. Russell Investments describes the index as follows:

The Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 1000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000 represents approximately 92% of the U.S. market. The Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.

Using data compiled from Morningstar, Inc., the Trust also surveyed 268 mutual funds with “large cap” in their name and found that 122 of the funds surveyed define large-capitalization securities by reference to the Russell 1000 Index or the subsets of the Russell 1000 Index, the Russell 1000 Growth Index and Russell 1000 Value Index. The Trust believes that its definition of large-capitalization securities, which defines the term by reference to a large-cap index commonly used by other mutual funds with “large cap” in their names, is appropriate. Therefore, the Trust respectfully declines to make the requested change.

9.          Comment:  Please confirm whether the Fund invests in emerging market securities. If applicable, please add principal investment strategy and risk disclosure relating to investments in emerging markets.

             Response:  Although emerging market securities are a permissible investment of the Fund, the Fund confirms that the Fund does not invest in emerging market securities as a principal investment strategy.

10.        Comment:  Please disclose in the principal investment strategies disclosure how much the Fund invests in domestic and foreign securities.

             Response:  The Trust respectfully submits that the Fund does not allocate a specific portion of its assets to domestic and foreign securities, but rather that the portion of the Fund’s assets invested in domestic and foreign securities varies over time. The Trust believes that the current disclosure under “Summary of the Fund – Principal Investment Strategies” appropriately discloses the types of securities in which the Fund invests. The section provides that, “[i]n pursuing its investment strategy, the Fund will generally invest in stock of companies, including REITs, ADRs, and foreign securities trading on U.S. markets.” Therefore, the Trust respectfully declines to make the requested change.

11.        Comment:  The Staff notes that the principal investment strategies disclosure states that the Fund invests in companies in all sectors, but that Sector Risk focuses on the risks associated with the financial services sector. Please consider discussing all applicable sectors separately in the risk disclosure or revising the principal investment strategies disclosure in order to reconcile the referenced disclosure.

             Response:  The Trust respectfully submits that, while the Fund has flexibility to invest in all sectors, as of February 28, 2014, the Fund had a substantial portion of its net assets, i.e., greater than 25%, invested in one sector, the financial services sector. Therefore, the risks associated with investments in the financial services sector are discussed under Sector Risk. The Trust respectfully submits that the current disclosure is appropriate and declines to make the requested change as it may be misleading.

12.        Comment:  Under “Summary of the Fund – Performance,” please update the Calendar Year Total Returns table to disclose ten years of performance.

             Response:  The requested change has been made.

13.        Comment:  Please confirm that the disclosure provided in response to Item 4 of Form N-1A is a summary of the disclosure provided in response to Item 9. The Staff notes that the Item 9 disclosure should be more robust than the Item 4 disclosure and provide additional information.

             Response:  The Trust believes that the disclosure provided in response to Items 4 and 9 of Form N-1A is appropriate and consistent with such form requirements. With respect to principal investment strategies, the Item 9 disclosure provides information in addition to that which is provided in response to Item 4. With respect to principal risks, the Trust notes that the principal risk disclosure provided in response to Item 9 is more detailed than the summary of principal risks provided in response to Item 4.

Statement of Additional Information

14.        Comment:  The Staff notes that the “Additional Investment Policies” section states that “[t]he Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” Please remove this disclosure in light of the Staff’s view that it seems overly broad and inconsistent with Item 16(b) of Form N-1A.

             Response:  The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires the Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are intended to be utilized by the Fund. In addition to listing the types of securities and techniques that are intended to be utilized by the Fund, the Fund also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

15.        Comment:  Under “Additional Investment Policies,” the Staff notes that investment company securities are a permissible investment of the Fund. If the Fund has a present intention to invest in investment company securities, please confirm that fees and expenses associated with the Fund’s investments in investment company securities are included in the Average Annual Total Returns table consistent with the requirements of Form N-1A.

             Response:  The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to acquired fund fees and expenses.

16.        Comment:  Under “Additional Investment Policies – Reverse Repurchase Agreements,” please confirm that any reverse repurchase agreements the Fund enters into will comply with the asset coverage requirements of Section 18(f)(1) of the 1940 Act and consider adding disclosure that the requirements, described under “Additional Investment Policies – Borrowing,” apply to reverse repurchase agreements.

             Response:  The Trust respectfully submits that, although a reverse repurchase agreement can be viewed as the borrowing of money by a fund, the fund is not subject to the asset coverage requirements of Section 18(f)(1) of the 1940 Act if the fund “covers” the reverse repurchase agreement by establishing and maintaining certain segregated accounts. See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979). The Trust refers to the disclosure under “Additional Investment Policies – Reverse Repurchase Agreements” that provides that “[t]he Fund will establish and maintain a segregated account with the custodian consisting of liquid assets in an amount which is at least equal to the amount of its purchase obligations under the reverse repurchase agreement.” The Trust has revised the disclosure in this section to make clear that a reverse repurchase agreement can be viewed as the borrowing of money by the Fund, but for which the Fund is not required to have 300% asset coverage.

17.        Comment:  Under “Additional Investment Policies – Disclosure of Portfolio Holdings,” the staff notes that the second paragraph of the section states that “[o]ther than as follows, the Trust does not have any arrangements with any person to make available information about the Fund’s portfolio securities….” Given that there are a number of arrangements disclosed, please consider clarifying this sentence to state, for example, that the Trust only has arrangements with the persons indicated.

             Response:  The requested change has been made.

18.        Comment:  Please consider providing more extensive disclosure regarding each Trustee’s experience, qualifications, attributes and skills for Board membership and consider whether it is appropriate to continue to disclose such information in the table, or whether it should be presented in narrative form. The Staff notes that the phrase “significant board experience” is not particularly helpful and that the phrase “experienced businessman” is vague.

             Response:  The Trust believes that the current disclosure satisfies the requirements of Form N-1A and respectfully declines to make any changes to the disclosure at this time. The Trust notes that the reference to each Trustee’s significant board experience is helpful to investors given that other directorships held by the Trustees are also disclosed. Item 17(b)(10) of Form N-1A requires the Trust to “briefly discuss” the specific experience, qualifications, attributes or skills of each Trustee, and does not prohibit such information from being disclosed in a table. The Trust believes that the current disclosure satisfies the requirements of Item 17(b)(10) and that the presentation of the information enhances shareholder understanding.

19.        Comment:  Under “Management of the Fund – Portfolio Managers of the Fund,” the Staff notes that the lead-in paragraph states that “Systematic has served as Subadvisor to the Fund since its respective inception.” The Staff notes that the word “respective” does not belong here if the Fund will be offered in a standalone SAI.

             Response:  The Trust agrees that the word “respective” should be removed in a single-fund standalone SAI. The 485(b) Amendment, however, will relate to two series of the Trust subadvised by Systematic so the above-referenced sentence in the 485(b) Amendment provides that “Systematic has served as Subadvisor to each Fund since its respective inception.”

20.        Comment:  Under “Purchase, Redemption and Pricing of Shares – Dividends and Distributions,” the Staff notes that the disclosure states that “The Fund declares and pays dividends and distributions as described in the Fund’s current Prospectus” (emphasis added). Please explain why the word “current” is used here. The Staff notes this disclosure could be confusing to investors as the Fund would not want investors thinking there is a prospectus other than the current prospectus to which to refer.

             Response:  The Trust has removed the word “current” in the above-referenced sentence.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc:	Caren Cunningham, Esq.
Michael Ponder, Esq.
Gregory C. Davis, Esq.